CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

July 19, 2007

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  WKN 866036

(www.finanztreff.de)

CREAM MINERALS INTERSECTS 1.30% NICKEL AND 2.27% COPPER OVER 66.8 FEET ON WINE PROPERTY, MANITOBA

Cream Minerals Ltd. (TSX-V “CMA”) (“Cream”) is pleased to report that its first test hole, RAD 07 – 01, on its Wine – Radar Lake property, 60 km southeast of Flin Flon, Manitoba, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of     –49 degrees (true width is estimated to be 43.6 feet).

The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).  Assays over the mineralized section of the RAD 07-01 drill hole are tabled below:

Assay Results for RAD 07-01:

Sample Number	From (Ft)	To (Ft)	Width (Ft)	Au (ppb)	Cu (%)	Ni (%)	Pt (ppb)	Pd (ppb)

860603	182.6	184.8	2.2	80	0.41	0.42	0	65
860604	184.8	186.4	1.6	80	0.13	0.08	30	70
860605	186.4	189.4	3.0	110	0.40	1.01	45	250
860606	189.4	192.2	2.8	50	0.65	1.25	25	55
860607	192.2	193.9	1.7	890	2.89	0.00	40	55
860608	193.9	195.0	1.1	1750	18.10	0.52	60	150
860609	195.0	198.3	3.3	390	0.62	1.62	130	180
860610	198.3	200.9	2.6	150	2.68	1.92	35	330
860611	200.9	203.7	2.8	30	0.33	2.48	45	530
860612	203.7	207.0	3.3	280	3.48	1.73	350	510
860613	207.0	209.0	2.0	70	0.72	2.67	510	250
860614	209.0	212.6	3.6	390	7.76	1.44	270	570
860615	212.6	213.9	1.3	70	0.18	0.13	20	40
860616	213.9	215.6	1.7	1170	3.02	0.35	340	230
860617	215.6	217.3	1.7	40	0.16	0.03	20	10
860618	217.3	220.5	3.2	150	1.99	1.46	60	320
860619	220.5	224.7	4.2	30	0.05	0.11	15	10
860620	224.7	227.0	2.3	240	5.60	1.25	210	150
860621	227.0	230.1	3.1	560	3.77	1.46	45	180
860622	230.1	233.7	3.6	65	1.39	1.36	110	120
860623	233.7	237.0	3.3	1610	1.33	2.07	260	250
860624	237.0	240.1	3.1	110	1.27	2.28	270	400
860625	240.1	242.9	2.8	230	3.25	2.24	330	710
860626	242.9	246.2	3.3	55	0.20	0.15	15	35
860627	246.2	249.4	3.2	340	3.72	2.04	20	760
TOTAL	182.6	249.4	66.8	319	2.27	1.30	132	270

RAD 07 – 01 Drill Logs:

From (Ft)	To (Ft)	Lithological Description	Sample Number	From (Ft)	To (Ft)	Width (Ft)
164.50	265.00	RHYOLITE
		Light gray, fine-grained, weakly foliated. Mineralized 182.6’ to 249.4’ disseminated to near solid sulphide pyrrhotite and chalcopyrite (184.8 – 186.4 – gabbro)

		1% chalcopyrite, 90% pyrite	860602	172.5	173.3	0.8

		1% chalcopyrite, 10% pyrrhotite	860603	182.6	184.8	2.2
		2% chalcopyrite	860604	184.8	186.4	1.6
		2% chalcopyrite, 20% pyrrhotite	860605	186.4	189.4	3.0
		2% chalcopyrite, 10% pyrrhotite	860606	189.4	192.2	2.8
		8% chalcopyrite, 10% pyrrhotite	860607	192.2	193.9	1.7
		60% chalcopyrite, 5% pyrrhotite	860608	193.9	195.0	1.1
		1% chalcopyrite, 25% pyrrhotite	860609	195.0	198.3	3.3
		6% chalcopyrite, 50% pyrrhotite	860610	198.3	200.9	2.6
		1% chalcopyrite, 80% pyrrhotite	860611	200.9	203.7	2.8
		8% chalcopyrite, 25% pyrrhotite	860612	203.7	207.0	3.3
		5% chalcopyrite, 75% pyrrhotite	860613	207.0	209.0	2.0
		25% chalcopyrite, 25% pyrrhotite	860614	209.0	212.6	3.6
		1% chalcopyrite, 1% pyrrhotite	860615	212.6	213.9	1.3
		6% chalcopyrite, 4% pyrrhotite	860616	213.9	215.6	1.7
		tr chalcopyrite, tr pyrrhotite	860617	215.6	217.3	1.7
		5% chalcopyrite, 15% pyrrhotite	860618	217.3	220.5	3.2
		tr chalcopyrite, tr pyrrhotite	860619	220.5	224.7	4.2
		6% chalcopyrite, 6% pyrrhotite	860620	224.7	227.0	2.3
		6% chalcopyrite, 6% pyrrhotite	860621	227.0	230.1	3.1
		5% chalcopyrite, 15% pyrrhotite	860622	230.1	233.7	3.6
		5% chalcopyrite, 20% pyrrhotite	860623	233.7	237.0	3.3
		10% chalcopyrite, 60% pyrrhotite	860624	237.0	240.1	3.1
		10% chalcopyrite, 80% pyrrhotite	860625	240.1	242.9	2.8
		1% chalcopyrite, 5% pyrrhotite	860626	242.9	246.2	3.3
		10% chalcopyrite, 40% pyrrhotite	860627	246.2	249.4	3.2
						66.8

In a report received from Mr. Anthony J. Spooner, P.Eng., of A. J. Spooner Exploration Services Inc., Flin Flon, MB, Qualified Person for NI 43-101, who is managing the drilling program on the Wine Property, Mr. Spooner stated:  “This is certainly worth chasing some more.  I hope borehole geophysics will show us the way”.

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.